EXHIBIT 99.2

CORAL GOLD RESOURCES LTD.

Suite 900 - 570 Granville Street

Vancouver, BC V6C 3P1

Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED JULY 20, 2015

This Information Circular accompanies the Notice of the 2015 Annual General & Special Meeting (the "Meeting") of shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the "Management Designees") have been selected by the directors of the Company.

A shareholder has the right to designate a person (who need not be a shareholder), other than the Management Designees to represent the shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxyholder and attend the Meeting, and provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Company at Suite 900 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman's discretion, but the Chairman is under no obligation to accept late proxies.

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company's registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

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PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company ("Common shares") pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101").

The Canadian securities regulators have adopted new rules under National Instrument 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and- access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at July 20, 2015.

VOTING OF PROXIES

Each shareholder may instruct their proxyholder how to vote their Common shares by completing the blanks on the proxy. All Common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution"), unless the motion requires a "special resolution" in which case a majority of 66 2/3% of the votes cast will be required.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 42,825,337 Common shares. At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

The directors have determined that all shareholders of record as of the 6th day of July, 2015 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

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In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy- holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY'S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended January 31, 2015, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.comand on the Company's website at www.coralgold.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II. Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Accountants have been the Company's Auditors since 2013.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder's proxy that the Shareholder's Common shares are to be withheld from voting on the appointment of auditors.

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III. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company's Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

NAME AND PRESENT OFFICE HELD AND PROVINCE		NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING
OR STATE OF RESIDENCY	DIRECTOR SINCE	INFORMATION CIRCULAR	THE PAST FIVE (5) YEARS

RONALD ANDREWS(1) (2) (3)	2010/01/12	2,500 (Directly)	Owner and operator of Andrews
WA, USA		52,000 (Indirectly)	Orchards
Director

GARY ROBERTSON(1)(3)
NB, Canada	2003/07/17	34,500 (Directly)	Financial Planner
Director		214,050 (Indirectly)

CHRIS SAMPSON(1)(2)
BC, Canada	1996/01/29	66,300	Professional Geologist
VP Exploration and Director

DAVID WOLFIN
BC, Canada	1997/09/05	236,300 (Directly)	Mining Executive; Officer and/or
President, CEO and Director		2,159,000 (Indirectly)	Director of several reporting issuers

ANDREW KAPLAN(2)(3)
NJ, USA	2012/07/16	Nil	Business Consultant
Director

(1)	Member of the audit committee.

(2)	Member of the corporate governance committee

(3)	Member of the compensation committee

All of the nominees are residents of Canada, except for Ronald Andrews and Andrew Kaplan, who reside in the United States. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV. Ratification of Incentive Stock Option Plan

At the 2014 Annual General & Special Meeting, the shareholders re-approved a rolling stock option plan that had originally passed in 2009 (the "Stock Option Plan" or "Plan") authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSX Venture Exchange policies ("TSX-V") require the approval of the Stock Option Plan by the Company's "disinterested shareholders" (as defined below) on an annual basis., There are currently 42,825,337 shares issued and outstanding, and therefore the current 10% threshold is 4,282,533 shares available for incentive stock option grants under the Stock Option Plan. The material terms of the Plan remain the same.

Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the TSX-V.

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Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the TSX-V) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

A copy of the plan will be made available at the Company's head office located at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the "disinterested shareholders" entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSX-V. "Disinterested shareholders" mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Ronald Andrew	54,500
Gary Robertson	248,550
Chris Sampson	66,300
David Wolfin	2,395,300
Andrew Kaplan	Nil
Malcolm Davidson	Nil
Dorothy Chin	Nil

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

"BE IT RESOLVED that the Company's Stock Option Plan be and is hereby approved."

In the event that disinterested shareholder approval is not obtained at the Meeting, the Company will implement a fixed stock option plan for up to 10% of the Company's issued shares (which does not require shareholder approval), and any existing stock options granted under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

V. Approval of Shareholders' Rights Plan

At the Meeting, Shareholders will be asked to consider, and if appropriate, to approve, ratify and confirm the adoption of a Shareholders' Rights Plan (the "Rights Plan"), the terms and conditions of which are set out in the Shareholder Rights Plan Agreement (the "Rights Agreement") dated for reference July 20, 2015 between the Company and Computershare Trust Company of Canada (the "Rights Agent"). Copies of the Rights Agreement will be available for inspection by the Shareholders by request made to the Rights Agent or the Company, during normal business hours at any time up to the date of the Meeting, or at the Meeting.

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Confirmation by the Shareholders

The Rights Plan became effective immediately, subject to the approval of the independent shareholders. The Rights Plan will be submitted to the TSX Venture Exchange for conditional acceptance prior to the date of the meeting. It will continue in effect beyond the date of the annual general meeting of shareholders, only if the independent shareholders (as defined below) of the common shares vote at the meeting to approve, ratify and confirm the Rights Plan.

Recommendation of the Board of Directors

In adopting the Rights Plan, the board of directors considered the appropriateness of establishing a shareholders' rights plan and concluded, for the reasons set out below, that it was in the interest of the Company and its shareholders to adopt the Rights Plan. Accordingly, the board of directors recommends that the shareholders vote in favour of the resolution submitted to the Meeting approving the Rights Plan. The Company has been advised that the directors and the officers of the Company intend to vote all common shares held by them in favour of the resolution to approve the Rights Plan.

Background and Purpose of the Rights Plan

The Rights Plan was designed to provide shareholders with adequate time to properly assess the merits of a take-over bid without undue pressure. One of the purposes of the Rights Plan is to permit competing take-over bids to emerge prior to the expiration of a take-over bid. The Rights Plan is designed to give the board of directors of the Company time to consider alternatives in maximizing for shareholders the full and fair value for their common shares. The Rights Plan was not adopted by the board of directors in response to any particular acquisition proposal, and it is not designed to secure the continuance in office of the current management or directors of the Company. The adoption of the Rights Plan does not, in any way, lessen the duties of the board of directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders, and to act in accordance with such standards when considering a take-over bid. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions, including take-over bid for less than all the common shares of the Company. Accordingly, the Rights Plan may deter some take-over bids.

Under current provincial securities legislation a take-over bid is permitted to expire thirty-five (35) days after it is initiated. The board believes that this period may be insufficient for the shareholders to evaluate a bid or for the board of directors to pursue alternatives that could maximize shareholder value and make informed recommendations to shareholders. As well, under existing legislation, in certain circumstances, a shareholder who does not tender shares in response to a take-over bid may be left with an illiquid investment or shares whose value reflect a minority discount. The Rights Plan provides a shareholder with a mechanism to tender after the results of the take-over bid are known, which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

The Rights Plan is designed to discourage discriminatory or unfair take-over bids for the Company and gives the board time, if appropriate, to pursue alternatives to maximize value to the shareholders, in the event of an unsolicited take-over bid to acquire control of the Company. The Rights Plan will encourage an offeror to proceed by way of a Permitted Bid (as defined below), or to approach the board with a view to negotiation, by creating the potential for substantial dilution of the offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take-over bid on a fully informed basis. Shareholders are advised that the confirmation of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of the Permitted Bid.

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The Rights Plan is not intended to, and ultimately does not, deter full and fair offers for the common shares of the Company. The effect on the Company of the adoption of the Rights Plan and the issuance of Rights (as defined below) will not, in any way, adversely alter the financial condition of the Company. The issuance of the Rights is not in and of itself dilutive, and will not affect the reported earnings per share. The issuance of the Rights Plan does not impose any additional burden on the Company's operations or financial capacity.

Shareholders' rights plans have been adopted by a large number of publicly held organizations in Canada and the United States. The terms of the Rights Plan, set forth in the Rights Agreement, are substantially similar to many of those adopted by other Canadian corporations.

Terms of the Rights Plan

The terms of the Rights Plan are set out in the Rights Agreement. The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Agreement.

In order to implement the Rights Plan, the board of directors authorized the Company to issue one right to acquire additional shares (a "Right") pursuant to the formula set forth in the Rights Plan in respect of each common Share outstanding as of 12:01 a.m. (Vancouver local time) on the effective date of the Rights Plan.

The Rights separate from the shares to which they are attached and become exercisable at a time referred to in the Rights Plan as the "Separation Time". The Separation Time is defined as the close of business on the tenth trading day after the earliest of:

(i)	the first date of the public announcement that a person has become an Acquiring Person (as defined below); or

(ii)	the date of the commencement or first public announcement in respect of a take-over bid to acquire twenty (20%) percent or more of the common shares, other than by an acquisition pursuant to a Permitted Bid (as defined below).

The Rights Plan defines an Acquiring Person as one who, including others acting jointly or in concert, acquires twenty (20%) percent, or more of the issued common shares, other than by way of a Permitted Bid or a competing Permitted Bid. Upon such acquisition or announcement of a take-over bid (defined in the Rights Plan as "Flip-in Event"), the Rights held by the Acquiring Person become null and void. After the Separation Time, each Right (other than those held by the Acquiring Person or its transferees) will permit the holder thereof to purchase at the exercise price of the Rights that number of common shares having an aggregate Market Price equal to twice the exercise price of the Rights. The "Market Price" will be equal to the average twenty (20) trading day closing price preceding the date of the Flip-in Event. The reporting of earnings per share on a fully diluted or non-diluted basis will be affected by the exercise of the Rights. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

In effect, the Rights Plan permits holders of the Rights, other than an Acquiring Person or its transferees, to acquire additional securities of the Company at a discount to market value. As a result, the exercise of the Rights may cause substantial dilution to a person or group that acquires twenty (20%) percent or more of the outstanding common shares, other than by way of a Permitted Bid, or other than in circumstances where the Rights are redeemed or the board of directors waives the application of the Rights Plan and in certain other circumstances. By making a bid that conforms to the requirements of a Permitted Bid, a potential bidder can avoid the dilutive effects of the Rights Plan.

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Under the Rights Plan, to qualify as a Permitted Bid, a take-over bid must be made by means of a take- over bid circular delivered to all holders of common shares. The take-over bid must expressly state that shares issued on the exercise of any warrants, stock options, or other securities convertible into common shares after the bid is made will be eligible for tender under the bid. The take-over bid must be open for acceptance for at least sixty (60) days after the bid is made, and the bid must require that only if more than fifty (50%) percent of the outstanding common shares held by independent shareholders are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. However, public notice of this fact must be given, and the bid must then be extended for a further period of at least ten (10) business days from the date of such notice, so that other minority shareholders may have an opportunity to tender their shares. As well, to qualify as a Permitted Bid, the bid must permit withdrawal of deposited shares at any time.

These requirements enable each shareholder to decide to tender the shares based solely upon the merits of the bid. A shareholder need not be influenced by the likelihood that a bid will succeed. If more than fifty (50%) percent of the outstanding common shares have been tendered to a bid, a shareholder who has not already tendered to that bid or to a competing bid will have a further then (10) business days to decide whether or not to tender his or her shares to the original bid or the competing bid.

In reaching the decision to implement the Rights Plan, the board of directors considered its duties and responsibilities to the Company. The board of directors received the advice of its legal advisers, Salley Bowes Harwardt LC, as to relevant legal considerations. In addition, the board of directors reviewed the experiences of other Canadian companies in adopting shareholders' rights plans, and investors' and regulatory concerns with existing shareholders' rights plans.

The Rights Plan is subject to ratification by the shareholders at the Meeting, being the first general meeting of the shareholders of the Company following the effective date of the Rights Plan, and must be further ratified annually by the shareholders. The resolution for the Rights Plan must be approved by a majority of the votes cast at the meeting, in person or by proxy, by the independent shareholders of the common shares. For this purpose, "independent shareholders" mean shareholders who are not an Acquiring Person, an offeror under a take-over bid, their associates or affiliates, or any person acting jointly or in concert with such persons.

Transferability

Prior to the Separation Time, a legend will be imprinted on new certificates for common shares, which will evidence the Rights. Rights are also attached to such shares outstanding of the effective as of the Rights Plan, even though the share certificates issued prior to that date will not bear such legend. Prior to the Separation Time, Rights will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Right certificates, which will be transferable and traded separately from the shares.

Waiver by Board of Directors

The Company's board of directors may, in good faith, at any time prior to a Flip-in Event, waive the dilutive effects of the Rights Plan. In respect of a particular Flip-in Event, the board of directors may also waive the Rights Plan in respect of a Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person who inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than twenty (20%) percent of the total outstanding common shares within fourteen (14) days or such other period as may be specified by the board. Prior to the occurrence of a Flip-in Event, the board of directors may, at its option, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per Right.

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The board of directors has unanimously approved the Rights Plan and recommends that shareholders vote for the resolution to approve the Rights Plan. Proxies received in favour of management will be voted for the approval of the Rights Plan, unless a shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule "A".

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the shareholders of the Company. The table below summarizes information in relation to the Common shares reserved for issuance under the Stock Option Plan as of January 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Stock Option Plan - approved by security holders	3,645,000	$0.37	637,534
Stock Option Plan - not approved by security holders (before this Meeting)	-	-	-
Total:	3,645,000	$0.37	637,534

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company's last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees ("NI 52-110") reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee's Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1	The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1	At least one Member must be "financially literate" as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be "independent" as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

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4.	Non-Audit Services

4.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)	performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1	The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

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10.	Role and Responsibilities of the Internal Auditor

10.1	At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1	At this time, due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2	The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Ronald Andrews	Yes	Yes	Master degree in Political Science, and a Bachelor degree of Science in horticulture, and audit committee
chair for two reporting issuers

Gary Robertson	Yes	Yes	Certified Financial Planner and
director of several reporting
issuers

Chris Sampson	No	Yes	Professional Engineer

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

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Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Ronald Andrews: Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Masters degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies

Gary Robertson: Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr. Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Chris Sampson: Mr. Sampson is a Professional Geologist who has over 30 years experience in the mining industry and has worked on hundreds of mineral projects worldwide. He has played a key role in exploration and development of Coral' s Nevada holdings since their initial acquisition in 1988.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non- audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES (2)	TAX FEES (3) (1)	ALL OTHER FEES (4)
January 31, 2015(1)	$36,000	$4,000	$3,000	$	Nil
January 31, 2014	$32,000	$4,000	$3,000	$	Nil

______________

(1)	Estimated

(2)	Travel and expenses

(3)	Preparation of corporate tax returns

(4)	Form 20-F advisory and review services

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Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a "venture issuer" as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non- prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board of Directors is currently comprised of five directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors' mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers three of the five directors to be " unrelated" (Messrs. Andrews, Kaplan and Robertson). " Unrelated director" means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
David Wolfin	Avino Silver & Gold Mines Ltd. Berkley Renewables Inc. Cresval Capital Corp. Gray Rock Resources Ltd. Great Thunder Gold Corp.

Gary Robertson	Avino Silver & Gold Mines Ltd. Levon Resources Ltd. Great Thunder Gold Corp. Sage Gold Ltd.

Ronald Andrews	Berkley Renewables Inc.

Chris Sampson	Sego Resources Ltd.

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Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's offices and, from time to time, are combined with presentations by the Company's management to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors' duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company's executive officers, determining or making recommendations to the Board with respect to the compensation of the Company's executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Gary Robertson, Ronald Andrews and Andrew Kaplan, all of whom are independent directors within the meaning set out in NI 58-101. All three of the members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company's pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company's needs and provide value to the Company's shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company's directors and executive officers against companies with similar market capitalization including the following companies; namely, Canarc Resource Corp., Corona Gold Corporation, Golden Tag Resources Ltd., Moss Lake Gold Mines Ltd. and Premium Exploration Inc.

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The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company's compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company's corporate governance policies and procedures, and recommend any required revisions or improvements to the Company's corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company's financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

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BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

CORAL GOLD RESOURCES LTD.

By:	"David Wolfin"
David Wolfin
President and Chief Executive Officer

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SCHEDULE " A"

Form 51-102F6

Statement of Executive Compensation

(for the financial year ended January 31, 2015)

CORAL GOLD RESOURCES LTD.

For purposes of this Statement of Executive Compensation, " named executive officer" of the Company means an individual who, at any time during the year, was:

(a)	the Company's chief executive officer (" CEO" );

(b)	the Company's chief financial officer (" CFO" );

(c)	each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150, 000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a " Named Executive Officer" (" NEO" ).

Based on the foregoing definition, during the last completed fiscal year of the Company, the Company had two Named Executive Officers, namely, David Wolfin, Chief Executive Officer; and Malcolm Davidson, Chief Financial Officer.

1) COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation.

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Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance

Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals

Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2013, 2014 and 2015 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share - based awards ($)(1)	Option - based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6)	2015	$30,000	NIL	$102,000	NIL	NIL	NIL	$132,000
President, CEO and Director	2014	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
	2013	$30,000	NIL	$127,439	NIL	NIL	NIL	$157,439

Malcolm Davidson	2015	$4,037	NIL	$17,000	NIL	NIL	NIL	$21,037
CFO	2014	$18,823	NIL	NIL	NIL	NIL	NIL	$18,823
	2013	$29,445	NIL	$28,930	NIL	NIL	NIL	$58,375

______________

1	The Company does not currently have any share-based award plans.

2	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,420, 000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.39%, expected dividend yield of 0%, expected option life of 4.86 years, and expected share price volatility of 96.63%.

3	The Company does not have a non-equity incentive plan.

4	The Company does not have any pension plans.

5	Discretionary cash payment of incentive bonuses.

6	Mr. Wolfin's salary was paid to Intermark Capital Corp. , a private BC corporation controlled by Mr. Wolfin.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long- term incentive plan.

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Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs', employees' and directors' individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the "Plan"), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company's issued capital from time to time. For details of the Plan please refer to "Particulars of Matters to be Act Upon" in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company's directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at January 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	105,000	$0.45	Sept 17, 2015	Nil	Nil	Nil	Nil
	55,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	300,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	220,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson CFO	20,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

_______________

[1]	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2015 and the exercise price of the option. The closing market price for the Company' s common shares as at January 31, 2015 was $0.16 per common share.

Incentive plan awards - value vested or earned during the year

An " incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An " incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

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The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2015:

Name	Option-based awards - Value vested during the year ($) (1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil

Malcolm Davidson CFO	Nil	Nil	Nil

_______________

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collar s, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

As of January 31, 2015, the Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6) DIRECTORS COMPENSATION

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three or more committees.

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended January 31, 2015:

Name	Fees earned ($)	Share- based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Gary Robertson*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

Chris Sampson	$14,835	NIL	$8,500	NIL	NIL	NIL	$23,335

Ronald Andrews*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

Andrew Kaplan*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

*	Independent and Non-Employee Directors

[1]	The Company does not currently have any share-based award plans.

[2]	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,420,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.39%, expected dividend yield of 0%, expected option life of 4.86 years, and expected share price volatility of 96.63%.

[3]	The Company does not have a non-equity incentive plan

[4]	The Company does not have any pension plans.

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No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of Directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at January 31, 2015:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Gary Robertson	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Chris Sampson	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	50,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Ronald Andrews	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Andrew Kaplan	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

_______________

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2015 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2015 was $0.16 per common share.

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Incentive plan awards - value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended January 31, 2015:

Name (1)	Option-based awards - Value vested during the year ($) (2)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil

Chris Sampson	Nil	Nil	Nil

Ronald Andrews	Nil	Nil	Nil

Andrew Kaplan	Nil	Nil	Nil

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

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